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ABIOMED, Inc.

Filing Type:               Form 425
Description:               ABIOMED press release related to its withdrawal of
                           its offer to acquire Thermo Cardiosystems, Inc.
Filing Date:               February 1, 2001
Period End:                N/A

Primary Exchange:          NASDAQ
Ticker:                    ABMD




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Investor Contact:
----------------
John F. Thero
Chief Financial Officer
(978) 777-5410

Media Contact:
-------------
Edward E. Berger, Ph.D.
Vice President for Government and External Relations
(978) 777-5410

FOR IMMEDIATE RELEASE

                       ABIOMED WITHDRAWS OFFERS TO ACQUIRE
                            THERMO CARDIOSYSTEMS INC.

         Danvers, MA, February 1, 2001 -- ABIOMED, Inc. (NASDAQ: ABMD), a leader in heart assist and replacement technology, announced today that it has withdrawn its offers to acquire Thermo Cardiosystems, Inc. The text of ABIOMED's letter to Thermo Cardiosystems follows:

         "We are writing today to withdraw all of our offers to acquire Thermo Cardiosystems, Inc. We are disappointed that we were not given the opportunity to demonstrate the resultant value that a combination of ABIOMED and Thermo Cardiosystems could have created. We believe that our offers have been Superior Offers to your existing merger agreement, but we understand that you entered into contractual agreements that limited your ability to speak with us."

         "We have always had a friendly and respectful relationship with the people and management of Thermo Cardiosystems, and we look forward to that relationship continuing. Our interest in acquiring Thermo Cardiosystems has been sincere. However, given that it appears to be your wish to continue forward with your current arrangement, we feel that it is appropriate for us to withdraw our offers at this time. Our continuing to pursue our offers could unnecessarily complicate your upcoming shareholder meeting or risk straining the relationship between our companies. Leaving our offers open in the relatively short time remaining until your shareholder meeting could be interpreted as hostile rather than constructive. Given that it was never our intention to appear hostile in this matter, we respectfully withdraw our offers."

         "We wish you much continued success in the bridge to transplant and alternative to transplant market segments with your VADs. We are sure that we will continue to see you in the market as we maintain our leadership position in the bridge to recovery market segment and introduce our implantable replacement heart. We are both in the business of saving lives and we should both continue to succeed. Good luck with your endeavors."

         Based in Danvers, Massachusetts, ABIOMED, Inc. (pronounced "AB'-EE-O-MED") is a leading developer, manufacturer and marketer of medical products designed to assist or replace the pumping function of the failing heart. The Company's AbioCor implantable replacement heart is in an advanced stage of development and moving into a state of preparedness for initial human trials. ABIOMED currently manufactures and sells the BVS(R), a temporary heart assist device, for the support of all patients with failing but potentially recoverable hearts.


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         This News Release contains forward-looking statements, including statements regarding the development of and timing of new products and revenue growth potential. Actual results may differ materially based on a number of factors, including uncertainty of successfully meeting product development milestones and maintaining regulatory approvals for clinical trials, complex manufacturing, unproven markets for products under development, dependence on key personnel, competition and technological change, uncertainty in the ability to recruit required personnel on a timely basis, government regulations, dependence on limited sources of supply, dependence on third-party reimbursement, potential inadequacy of product liability insurance, dependence on patents and proprietary rights and other risks detailed in the Company's filings with the Securities and Exchange Commission. There can be no assurance that the Company's offer would be accepted or, if accepted, approved by regulatory authorities and shareholders. Investors are cautioned that all such statements involve risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Release. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         This material is not a substitute for the proxy statement/prospectus included in the registration statement which would be filed with the Securities and Exchange Commission by ABIOMED in connection with any proposed business combination with Thermo Cardiosystems. Investors are urged to read any such proxy statement/prospectus because it will contain important information, including detailed risk factors. The registration statement that would be filed by ABIOMED, as well as the proxy statement/prospectus and other documents filed with the SEC by ABIOMED, would be available free of charge at the SEC's website (www.sec.gov) and from ABIOMED.

         ABIOMED, its directors and certain of its executive officers could be considered participants in any solicitation of proxies made in connection with any such proposed business combination. Information concerning ABIOMED's directors and executive officers can be found in the documents filed or to be filed with the SEC, including any such proxy statement/prospectus.

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